UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-23967

(Check One):	|_| Form 10-K	|_| Form 11-K	|_| Form 20-F
	|X| Form 10-Q	|_| Form N-SAR	|_| Form N-CSR

For Period Ended: March 31, 2008

|_|	Transition Report on Form 10-K
|_|	Transition Report on Form 20-F
|_|	Transition Report on Form 11-K
|_|	Transition Report on Form 10-Q
|_|	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Sheet (in back page) Before Preparing Form.
Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

        Full Name of Registrant:

        WIDEPOINT CORPORATION

        Former Name if Applicable:

        N/A

        Address of Principal Executive Office (Street and Number):

        One Lincoln Centre, Suite 1100

        City, State and Zip Code:

        Oakbrook Terrace, Illinois 60181

PART II – RULES 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if appropriate) |X|

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

        State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        As reported on WidePoint Corporation’s (the “Company”) Current Report on Form 8-K dated May 5, 2008, the Company has engaged in negotiations with investors related to the private offering and sale of the Company’s common stock as part of a private equity financing to raise additional funds for working capital. Management’s time and effort consumed by the financing has played a significant role in the delay in the preparation and filing of the Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Thomas L. James Foley & Lardner LLP

202-295-4012

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

[X]	Yes	[ ]	No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X]	Yes	[ ]	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if, appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenues for the three month period ended March 31, 2008 were approximately $7.2 million as compared to approximately $2.9 million for the three month period ended March 31, 2007. The increase in revenues was primarily attributable to the acquisition of iSYS and increases in our PKI managed services segment partially offset by declines within our consulting services segment. We anticipate continued revenue growth across all three of our business segments as a result of new contracts that were awarded late in the first quarter and early in the second quarter.

Cost of sales for the three month period ended March 31, 2008, was approximately $6.0 million, or 85% of revenues, an increase of approximately $3.9 million from cost of sales of approximately $2.1 million, or 74% of revenues, for the three month period ended March 31, 2007. The absolute increase in cost of sales was primarily attributable to an increase in revenues while the percentage based increase in the percentage of cost of sales was primarily attributable to start up costs associated with new contracts and an increase in amortization expense related to the acquisition of iSYS. We anticipate improvements in our costs of sales on a percentage basis as our managed services segments adds economies of scale and upfront start up expenses related to new contract awards and implementations are realized.

Primarily as a result of the acquisition of iSYS, gross profit for the three month period ended March 31, 2008, was approximately $1.1 million, or 15% of revenues, an increase of approximately $0.4 million over gross profit of approximately $0.7 million, or 26% of revenues, for the three month period ended March 31, 2007.

General and administrative expenses for the three month period ended March 31, 2008, were approximately $1.7 million, an increase of approximately $0.7 million, as compared to approximately $0.9 million recorded by the Company for the three month period ended March 31, 2007, which was primarily attributable to our acquisition of iSYS and an increase in the current quarter of approximately $300,000 associated with our stock compensation expense for FAS 123R for options which were issued to key personnel of iSYS which have been expensed in the first quarter and will not re-occur.

Interest expense for the three month period ended March 31, 2008, was approximately $99,600, an increase of approximately $96,300, as compared to approximately $3,300 for the three month period ended March 31, 2007. The increase in interest expense for the three month period ended March 31, 2008 was primarily attributable to greater expenses associated with the debt instruments and increase in capital leases held by the Company. We anticipate our interest expense will fall as a result of recent capital raises for which part of the proceeds were utilized to partially pay down outstanding debt balances.

As a result of the above, the net loss for the three month period ended March 31, 2008, was approximately $863,000 as compared to the net loss of approximately $376,000 for the three months ended March 31, 2007.

        WidePoint Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2008	By: /s/ James T. McCubbin
James T. McCubbin
Vice President and Chief Financial Officer

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